UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

MoneyHero Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

G6202B 101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6202B 101	13G	Page 1 of 4 Pages

1	Name of Reporting Person PCCW Media International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,577,459(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,577,459(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,577,459(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 26.0%(2)
12	Type of Reporting Person OO

(1)	Represents 6,577,459 Class A ordinary shares (“Class A Ordinary Shares”) of MoneyHero Limited (the “Issuer”), $0.0001 par value, held by PCCW Media International Limited.
(2)

The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 25,280,667 issued and outstanding Class A Ordinary Shares, based on the Issuer’s Form F-1 filed with the SEC on October 27, 2023, as amended.

CUSIP No. G6202B 101	13G	Page 2 of 4 Pages

Item 1(a).	Name of Issuer:

MoneyHero Limited.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

70 Shenton Way

#18-15, EON Shenton, S079118

Singapore.

Item 2(a).	Name of Person Filing:

PCCW Media International Limited.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The address of the principal business and principal office of PCCW Media International Limited is 41st Floor, PCCW Tower, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

Item 2(c).	Citizenship:

PCCW Media International Limited is a company incorporated in Hong Kong with limited liability.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share, of the Issuer.

Item 2(e).	CUSIP Number:

G6202B 101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4.	Ownership:

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page and is incorporated herein by reference.

PCCW Media International Limited is an indirect wholly-owned subsidiary of PCCW Limited, the shares of which are listed in Hong Kong. The board of directors of PCCW Limited has voting and investment power over the shares reported herein. Based on the public disclosure of PCCW Limited, Mr. Richard Li (“Mr. Li”) is the Chairman and an Executive Director of PCCW Limited. Mr. Li is the founder of certain trusts, including discretionary trusts in which he can influence how the trustees of such trusts exercise discretion. Through other entities that he directly or indirectly owns, and the trusts, Mr. Li has an interest in an aggregate of 2,464,133,358 shares of PCCW Limited (representing approximately 31.84% of PCCW Limited). The board of directors of PCCW Limited consists of Mr. Li, Susanna Hon Hing Hui, Edmund Sze Wing Tse, GBS, Yongbo Tang, Shusen Meng, Fang Wang, David Zhe Wei, Aman Mehta, Frances Waikwun Wong, Bryce Wayne Lee, Lars Eric Nils Rodert, David Christopher Chance and Sharhan Mohamed Muhseen Mohamed.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

CUSIP No. G6202B 101	13G	Page 3 of 4 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP No. G6202B 101	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2024

PCCW MEDIA INTERNATIONAL LIMITED

By:	/s/ Lee Hoi Yee, Janice
Name:	Lee Hoi Yee, Janice
Title:	Director